UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
FORM SD
 ________________________
Specialized Disclosure Report

LKQ CORPORATION
(Exact name of registrant as specified in its charter)

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Delaware	000-50404	36-4215970
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 West Madison Street, Suite 2800 Chicago, IL		60661
(Address of principal executive offices)		(Zip Code)
Victor M. Casini, (312) 621-1950
(Name and telephone number, including area code, of person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report
        LKQ Corporation's Conflict Minerals Report for the year ended December 31, 2019 is filed as Exhibit 1.01 to this Form SD. This Form SD and attached Conflict Minerals Report are publicly available in the Investor Relations section of www.lkqcorp.com.

Item 1.02	Exhibit
        LKQ Corporation's Conflict Minerals Report for the year ended December 31, 2019 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01	Exhibits

Exhibit Number	Description of Exhibit
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.
Dated: May 27, 2020

LKQ CORPORATION

By:	/s/ Victor M. Casini
Victor M. Casini
Senior Vice President and General Counsel